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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      and
                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       ALLIED LIFE FINANCIAL CORPORATION
                            (NAME OF SUBJECT COMPANY)

                    NATIONWIDE LIFE ACQUISITION CORPORATION
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                                    (Bidders)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   019246107
                      (CUSIP Number of Class of Securities)

                                W. SIDNEY DRUEN
                   SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                      NATIONWIDE MUTUAL INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                           TELEPHONE: (614) 249-7111
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                 WITH A COPY TO:
                               ERIC M. FOGEL, ESQ.
                             HAROLD W. NATIONS, ESQ.
                                  HOLLEB & COFF
                         55 E. MONROE STREET, SUITE 4100
                             CHICAGO, ILLINOIS 60603
                            TELEPHONE: (312) 807-4600

                            CALCULATION OF FILING FEE

TRANSACTION VALUATION* $141,581,580

AMOUNT OF FILING FEE** $28,316

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 4,719,386 shares of common stock, no par value (the "Common Shares"), of ALLIED LIFE FINANCIAL CORPORATION (the "Company") at $30.00 net per share in cash.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by Nationwide Group Acquisition Corporation for such number of Common Shares.
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[ ]      Check box if any part of the fee is offset as provided by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  Not applicable
         Filing Party:  Not applicable
         Form or Registration No.:  Not applicable
         Date Filed:  Not applicable


CUSIP NO. 019246107




1. NAMES OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         Nationwide Mutual Insurance Company (E.I.N.: 31-4177100)


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

   [ ]   (a)

   [ ]   (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

         WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(e) or 2(f)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,521,006 Common Shares
         2,330,772 Shares of 6.75% Series Preferred Stock ("Preferred Shares")

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
SHARES

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         32.2% of the Common Shares (assuming conversion of Series A ESOP Convertible Preferred Stock) and 100% of the Preferred Shares representing 54.6% of the voting securities

10.      TYPE OF REPORTING PERSON

         IC






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CUSIP NO. 019246107

1. NAMES OF REPORTING PERSONS

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Nationwide Life Acquisition Corporation (E.I.N.: 31-1598405)

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     [ ] (a)
     [ ] (b)

3. SEC USE ONLY

4. SOURCE OF FUNDS

         AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(e) or 2(f)

6. CITIZENSHIP OR PLACE OF ORGANIZATION

         Ohio

7. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,521,006 Common Shares
         2,330,772 Shares of 6.75% Series Preferred Stock ("Preferred Shares")

8. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN
SHARES

9. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

         32.2% of the Common Shares (assuming conversion of Series A ESOP Convertible Preferred Stock) and 100% of the Preferred Shares representing 54.6% of the voting securities

10. TYPE OF REPORTING PERSON

         CO

ITEM 1.  SECURITY AND SUBJECT COMPANY.

         (a) The name of the subject company is Allied Life Financial Corporation, an Iowa corporation (the "Company"). The address of the Company's principal executive offices is 701 Fifth Avenue, Des Moines, Iowa 50391.

         (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by Nationwide Life Acquisition Corporation ("Purchaser"), an Ohio corporation and a wholly owned subsidiary of Nationwide Mutual Insurance Company, an Ohio corporation ("Parent"), to purchase all outstanding shares of



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common stock, no par value (the "Common Shares"), of the Company, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 10, 1998 ("Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer") at a purchase price of $30.00 per Common Share, net to the tendering shareholder in cash, without interest thereon. The Company has represented to Purchaser that as of June 2, 1998, there were issued and outstanding 4,420,974 Common Shares and 2,330,772 shares of 6.75% Series preferred stock, no par value ("Preferred Shares") and 104,726 shares of Series A ESOP Convertible Preferred Stock, no par value ("Convertible Preferred Shares"), of the Company. In addition, the Company has represented to Purchaser that as of June 2, 1998, there were 193,686 Common Shares subject to options under the Company's stock option plan. The information set forth under "Introduction" in the Offer to Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

         (c) The information set forth under "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(d); (g) This Statement is being filed by Purchaser and Parent. The information set forth under "Introduction" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase and Schedule I thereto is incorporated herein by reference.

         (e)-(f) During the last five years, neither Purchaser, Parent nor any persons controlling Purchaser, nor, to the best knowledge of Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE
         SUBJECT COMPANY.

         (a)-(b) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; Plans for the Company; Certain Considerations," "Certain Information Concerning the Company" and "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.





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ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth under "Introduction" and "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

         (b)-(c)  Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
         BIDDER.

         (a)-(e) The information set forth under "Introduction," "Background of the Offer; Contacts with the Company" and "Purpose of the Offer and the Merger; The Merger Agreement; Certain Considerations" in the Offer to Purchase is incorporated herein by reference.

         (f)-(g) The information set forth under "Introduction" and "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)-(b) The information set forth under "Introduction," "Certain Information Concerning Purchaser and Parent," and "Purpose of the Offer and the Merger; The Merger Agreement; Certain Considerations" in the Offer to Purchase is incorporated herein by reference.

         Pursuant to the irrevocable proxy granted to Purchaser pursuant to the Shareholder Agreement, dated as of June 3, 1998 between Parent and Allied Mutual Insurance Company, a copy of which is attached hereto as Exhibit
(c)(4), Purchaser and Parent may be deemed beneficial owners of 2,330,772 shares of 6.75% Series Preferred Stock (the "Preferred Shares") and 1,521,006 shares of Common Stock, no par value (the "Common Shares") (constituting 54.6% of the outstanding voting securities of the Issuer). None of the persons identified on Schedule I of the Offer to Purchase (which is incorporated herein by reference) beneficially owns or has a right to acquire directly or indirectly any such shares.

         Each of the Parent and the Purchaser has sole voting power with respect to none of the Common Shares; may be deemed to have shared voting power with respect to 2,830,772 Preferred Shares and 1,521,006 Common Shares; has sole dispositive power with respect to none of the Common Shares; and has shared dispositive power with respect to none of the Preferred or Common Shares. Except as set forth in this Schedule 14D-1, the Parent and the Purchaser do not know of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common or Preferred Shares that may be deemed to be beneficially owned by the Parent or the Purchaser.

         Neither Parent nor Purchaser owns any Common Shares.

ITEM 7.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

         The information set forth under "Introduction," "Background of the Offer; Contacts with the Company," "Purpose of the Offer and the Merger; The Merger Agreement; Certain Considerations" and "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

         The information set forth under "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

         The information set forth under "Certain Information Concerning Purchaser and Parent" in the Offer to Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

         (a)  Not applicable.




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         (b)-(c) The information set forth under "Introduction" and "Certain
Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

         (d) The information set forth under "Effect of the Offer on the Market for the Common Shares; Exchange Listing and Exchange Act Registration; Margin Regulations" in the Offer to Purchase is incorporated herein by reference.

         (e) The information set forth under "Certain Legal Matters; Regulatory Approvals; Certain Litigation" in the Offer to Purchase is incorporated herein by reference.

         (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

         (a)      (1)      Offer to Purchase, dated June 10, 1998.

                  (2)      Letter of Transmittal.

                  (3)      Notice of Guaranteed Delivery.

                  (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  (7)      Text of Press Release issued on June 4, 1998:
                           "Nationwide and Allied Enter Into Definitive
                           Agreements to Sell Allied Group to Nationwide and to Merge Allied Mutual Into Nationwide" (incorporated by reference to Exhibit (a)(27) to the Tender Offer Statement on Schedule 14D-1/A filed with the SEC on June 4, 1998 by Nationwide Group Acquisition Corporation and Parent).

                  (8)      Summary Advertisement.

         (b)      Not applicable.

         (c)      (1)      Agreement and Plan of Merger dated as of June 3,
                           1998 among Parent, Purchaser, and the Company
                           (incorporated by reference to Exhibit 37 to the Solicitation/Recommendation Statement on Schedule
                           14D-9/A filed with the SEC on June 4, 1998 by Allied
                           Group, Inc. (the "Allied Group 14D-9/A").

                  (2) Agreement and Plan of Merger dated as of June 3, 1998 between Parent and Allied Mutual Insurance Company (incorporated by reference to Exhibit 36 to the Allied Group 14D-9/A).

                  (3) Agreement and Plan of Merger dated as of June 3, 1998 among Parent, Purchaser, and Allied Group, Inc. (incorporated by reference to Exhibit 35 to the Allied Group 14D-9/A).

                  (4) Shareholder Agreement dated as of June 3, 1998 between Parent and Allied Mutual Insurance Company.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.


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                                   SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  June 10, 1998

                   NATIONWIDE MUTUAL INSURANCE COMPANY


                   By:      /s/ David A. Diamond
                            -------------------------------
                            Name:   David A. Diamond
                            Title:  Vice President - Enterprise Controller

                   NATIONWIDE GROUP ACQUISITION CORPORATION


                   By:      /s/ Mark B. Koogler
                            -------------------------------
                            Name:   Mark B. Koogler
                            Title:  Vice President - Associate General Counsel






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                                  EXHIBIT INDEX


         (a)      (1)      Offer to Purchase, dated June 10, 1998.

                  (2)      Letter of Transmittal.

                  (3)      Notice of Guaranteed Delivery.

                  (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

                  (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

                  (7)      Text of Press Release issued on June 4, 1998:
                           "Nationwide and Allied Enter Into Definitive
                           Agreements to Sell Allied Group to Nationwide and to Merge Allied Mutual Into Nationwide" (incorporated by reference to Exhibit (a)(27) to the Tender Offer Statement on Schedule 14D-1/A filed with the SEC on June 4, 1998 by Nationwide Group Acquisition Corporation and Parent.

                  (8)      Summary Advertisement.

         (b)      Not applicable.

         (c)      (1)      Agreement and Plan of Merger dated as of June 3,
                           1998 among Parent, Purchaser, and the Company
                           (incorporated by reference to Exhibit 37 to the Solicitation/Recommendation Statement on Schedule
                           14D-9/A filed with the SEC on June 4, 1998 by Allied
                           Group, Inc. (the "Allied Group 14D-9/A").

                  (2) Agreement and Plan of Merger dated as of June 3, 1998 between Parent and Allied Mutual Insurance Company (incorporated by reference to Exhibit 36 to the Allied Group 14D-9/A).

                  (3) Agreement and Plan of Merger dated as of June 3, 1998 among Parent, Purchaser, and Allied Group, Inc. (incorporated by reference to Exhibit 35 to the Allied Group 14D-9/A).

                  (4) Shareholder Agreement dated as of June 3, 1998 between Parent and Allied Mutual Insurance Company.

         (d)      Not applicable.

         (e)      Not applicable.

         (f)      Not applicable.

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